

The Managers Funds

SEMI-ANNUAL REPORT
May 31, 2000

Money Market Fund

We pick the talent.
You reap the results.

MANAGERS MONEY MARKET FUND

Semi-Annual Report
May 31, 2000
(unaudited)

TABLE OF CONTENTS

Investments in Managers Money Market Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank. Shares of the Fund are not federally insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any governmental agency. Although the Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to continue to do so.

Letter to Shareholders

Dear Fellow Shareholder:

  Although the turn of the calendar over to the year 2000 went rather smoothly for most of the world, the financial markets have been anything but smooth throughout the first half of 2000. Uncertainty about the rate of inflation, the sustainability of corporate profit growth and the actions of the Federal Reserve Board to slow the economy and tame the stock markets have all contributed to creating one of the most volatile market environments ever. As we should expect, Managers Money Market Fund provided a stable net asset value and a modest return from income throughout the period.

During the six months ended May 31, 2000, short-term interest rates rose by about three quarters of a percent due to increasing evidence of inflation and the Federal Reserve Board's effort to control it. In a continuation of its 1999 tightening policy, the Fed raised the Fed Funds Target and Discount Rates three times for a total of one full percentage point during the first half of 2000.

Meanwhile, the Federal government proceeded to buy back 30-year U.S. Treasury bonds, which drove the price of those securities higher and thus the effective yields lower. The Treasury also announced that it will reduce the amount of debt it issues in the future. As a result, the yield curve for Treasury securities has moved into what is known as an inverted shape where short-term Treasuries provide a higher yield than long-term securities. For example, as of May 31, 2000, the yield on 2-year Treasury notes was 6.67% while the yield on 30-year Treasury bonds was 6.01%. Just six months earlier, the 2-year note was yielding 6.01% while the 30-year bond was yielding 6.29%.

In addition to the Federal government's monetary policy actions, Congress began to debate whether or not the Federal government should continue to guarantee debt issued by Government Sponsored Entities (GSEs) such as GNMA. Although the debate is unlikely to yield any decisions soon, the uncertainty weakened confidence in agency securities, which also spread to other investment grade debt.

What all of this meant for investors during the period was that short-term debt securities performed well because, as they matured, investors were able to reinvest at higher rates. Long-term Treasury securities also performed well because their coupons remained stable while their prices rose. Meanwhile, investors holding medium-term securities, particularly corporate issues, realized no benefit from rising rates while the prices of their securities were flat or drifted lower.

Within this context, Managers Money Market Fund performed well, as its 30-day yield increased from 5.17% at the end of November to 5.87% on May 31, 2000. For the six months ended May 31, 2000, the Fund provided a total return of 2.81%, while the iMoneyNet Taxable Money Fund Average (formerly named IBC All Taxable Money Fund Average) returned 2.76%.

Throughout the period, the portfolio management team at J.P. Morgan Investment Management maintained a

bar belled maturity structure within the context of a money market portfolio. This enabled them to take advantage of higher yielding paper while at the same time remaining very flexible as their ultra short positions matured and were reinvested at increasingly higher rates. They maintained an average maturity which revolved around 50 days, increasing from the year-end maturity of 45 days to a peak of 55 days in late February. As they became increasingly bearish and more certain that the Fed would remain on a tightening program, they reduced the duration to 45 days in late April. Throughout May they let the maturity extend and the Portfolio ended the period with an average maturity of 49 days. This is roughly similar to the average maturity of the iMoneyNet Taxable Money Fund Average, which ended the period at 50 days.

The managers accomplished the barbell structure primarily through the use of commercial paper and floating rate notes. The Portfolio's composition summary as of May 31, 2000, is only slightly changed from the previous six months, and is displayed in the following chart.

Portfolio Composition



Time Deposit 3.2%
Foreign Time Deposit 5.2%
Floating Rate Notes 43.0%
Other 2.9%
Taxable Municipals 0.3%
Certificate of Deposit 1.9%
Foreign Commercial Paper 4.4%
Foreign Certificate of Deposit 14.0%
Commercial Paper 25.1%

As of May 31, 2000, the average 7-day simple yield for the Fund was 6.02% and the average 7-day compound yield was 6.20%. In comparison, the average 7-day simple yield for the iMoneyNet Taxable Money Fund Average for the same period was 5.76% and the compound yield was 5.93%.

In addition to Managers Money Market Fund, we are very pleased with the recent and long-term performance of many of our Funds. Please refer to page 3 for the performance results of all of our Funds.

As always, should you have any questions on this report, please feel free to contact us at 1-800-835-3879, or visit our website at www.managersfunds.com.

We thank you for your continued investment in The Managers Funds.

Sincerely,

Peter M. Lebovitz
President and CEO
The Managers Funds

Thomas G. Hoffman
Director of Research
The Managers Funds LLC

THE MANAGERS FUNDS

The Managers Funds Performance (unaudited)

All periods ended June 30, 2000

	Average Annual Total Returns (a)							
Equity Funds:	Six Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date	Morningstar Rating (b)
Income Equity	(0.18)%	(6.42)%	8.69%	14.84%	12.83%	13.95%	Oct. '84	☆☆☆
Capital Appreciation	0.00%	59.97%	50.76%	35.61%	23.97%	21.23%	Jun. '84	☆☆☆☆☆
Small Company (c)	__	__	__	__	__	(0.20)%	Jun. '00	N/A
Special Equity	12.72%	55.37%	25.38%	26.23%	20.47%	18.30%	Jun. '84	☆☆☆☆☆
International Equity	(3.53)%	13.82%	10.80%	13.30%	11.68%	13.99%	Dec. '85	☆☆☆☆
Emerging Markets Equity	(8.17)%	27.32%	__	__	__	13.41%	Feb. '98	N/A
Income Funds:								
Short & Intermediate Bond	1.99%	3.23%	4.33%	5.13%	6.26%	7.67%	Jun. '84	☆☆☆☆
Bond	4.97%	4.12%	6.08%	7.27%	9.02%	10.27%	Jun. '84	☆☆☆☆
Global Bond	(2.98)%	(3.42)%	1.99%	2.02%	__	3.99%	Mar. '94	☆
Money Market	2.86%	5.49%	5.25%	5.27%	4.71%	5.82%	Jun. '84	N/A

Past performance is not a guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed may be more or less than the original cost. For a Prospectus including fees and expenses, please visit our website at www.managersfunds.com, or call The Managers Funds LLC at (800) 835-3879 or your investment adviser. Read the prospectus carefully before you invest. The Managers Funds are distributed by The Managers Funds LLC, a NASD member.

(a) Total return equals income yield plus share price change and assumes reinvestment of all dividends and capital gain distributions. Returns are net of fees and may reflect fee waivers or the reimbursement of Fund expenses as described in the Prospectus. No adjustment has been made for taxes payable by shareholders on their reinvested dividends and capital gain distributions. Returns for periods greater than one year are annualized.

(b) Morningstar proprietary ratings reflect historical risk-adjusted performance as of 06/30/00 and are subject to change every month. The ratings are calculated from the Funds' three-, five- and ten-year average annual returns (if applicable) in excess of 90-day Treasury bill returns with appropriate fee adjustments, and a risk factor that reflects fund performance below 90-day Treasury bill returns. For the three-, five- and ten-year periods, respectively, each of the Equity Funds rated, other than the International Equity Fund, was rated against 3,642, 2,328 and 783 equity funds, the International Equity Fund was rated against 1,148, 701 and 141 international equity funds, and each of the Income Funds was rated against 1,684, 1,287 and 381 taxable fixed-income funds. The top ten percent of the funds in an investment class receive five stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star.

(c) Small Company's return is since inception (06/19/00).

Managers Money Market Fund
Statement of Assets and Liabilities
May 31, 2000 (unaudited)

Assets:

Investment in The Prime Money Market Portfolio ("Portfolio")	$45,208,028
Prepaid expenses	17,200
Total assets	45,225,228

Liabilities:

Dividends payable to shareholders	47,000
Administration fee payable	7,443
Other accrued expenses	28,654
Total liabilities	83,097

Net Assets	$45,142,131
Shares outstanding	45,142,131
Net asset value, offering and redemption price per share	$1.00

Net Assets Represent:

Paid-in capital	$45,142,131

Statement of Operations
For the six months ended May 31, 2000 (unaudited)

Investment Income Allocated from Portfolio:

Interest income		$1,635,942

Expenses:

Administration fees	$ 53,772	
Transfer agent fees	28,595	
Reports to shareholders	7,551	
Registration fees	6,857	
Professional fees	4,582	
Accounting fees	2,999	
Trustees' fees	2,716	
Miscellaneous expenses	2,511	
Allocated Portfolio expenses	38,419	
Total expenses	148,002	
Less: Waiver of administration fees	(13,308)	
Net expenses		134,694
Net investment income		$1,501,248

The accompanying notes are an integral part of these financial statements.

Managers Money Market Fund
Statement of Changes in Net Assets

	For the six months ended May 31, 2000 (unaudited)	For the year ended November 30, 1999
Increase (Decrease) in Net Assets		
From Operations:		
Net investment income	$ 1,501,248	$ 2,271,349
Distributions to Shareholders:		
From net investment income	(1,501,248)	(2,271,349)
From Capital Share Transactions (at a constant $1.00 per share):		
Proceeds from sale of shares	414,446,551	1,003,865,434
Net asset value of shares issued in connection with reinvestment of dividends	1,394,975	1,928,925
Cost of shares repurchased	(424,326,510)	(997,448,861)
Net increase (decrease) from capital share transactions	(8,484,984)	8,345,498
Total increase (decrease) in net assets	(8,484,984)	8,345,498
Net Assets:		
Beginning of period	53,627,115	45,281,617
End of period	$ 45,142,131	$ 53,627,115

The accompanying notes are an integral part of these financial statements.

Managers Money Market Fund
Financial Highlights
For a share of capital stock outstanding throughout each period

	For the six months ended May 31, 2000 (unaudited)	Year ended November 30,				Eleven months ended November 30, 1995
		1999	1998	1997	1996	
Net Asset Value,						
Beginning of Period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Income from Investment Operations:						
Net investment income	0.028	0.047	0.052	0.052	0.054	0.044
Less Distributions to Shareholders from:						
Net investment income	(0.028)	(0.047)	(0.052)	(0.052)	(0.054)	(0.044)
Net Asset Value, End of Period	$1.000	$1.000	$1.000	$1.000	$1.000	$1.000
Total Return (a)	2.81% (b)	4.84%	5.30%	5.35%	5.53%	4.92% (c)
Ratio of net expenses to average net assets	0.50% (c)	0.48%	0.50%	0.40%	0.12%	1.13% (c)
Ratio of net investment income to average net assets	5.57% (c)	4.74%	5.17%	5.22%	5.35%	4.85% (c)
Net assets at end of period (000's omitted)	$45,142	$53,627	$45,282	$36,544	$36,091	$11,072
Expense Waiver/Reimbursement (d)						
Ratio of total expenses to average net assets	0.55% (c)	0.63%	0.70%	0.74%	0.75%	1.18% (c)
Ratio of net investment income to average net assets	5.52% (c)	4.59%	4.97%	4.88%	4.71%	4.80% (c)

(a) The total returns would have been lower had certain expenses not been reduced during the periods shown.
(b) Not annualized.
(c) Annualized.
(d) Ratio information assuming no waiver or reimbursement of investment advisory and management fees and/or administrative fees in effect for the periods presented, if applicable.

Managers Money Market Fund (the "Fund") is a series of The Managers Funds (the "Trust"), a no-load, diversified, open-end management investment company, organized as a Massachusetts business trust, and registered under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently the Trust is comprised of 10 investment series, (collectively the "Funds").

The Fund invests all of its investable assets in The Prime Money Market Portfolio (the "Portfolio"), a diversified, open-end management investment company having the same investment objectives as the Fund. The value of such investment included in the statement of assets and liabilities reflects the Fund's proportionate interest in the net assets of the Portfolio (0.25% at May 31, 2000). The performance of the Fund is directly affected by the performance of the Portfolio. The financial statements of the Portfolio, including the Schedule of Portfolio Investments, are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

(1) Summary of Significant Accounting Policies
The Fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual amounts could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

(a) Valuation of Investments
Valuation of securities by the Portfolio is discussed in Note 1(a) of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

(b) Security Transactions
The Fund records its share of interest income, expenses and realized gains and losses and adjusts its investment in the Portfolio each day.

(c) Investment Income and Expenses
All the net investment income and realized gains and losses of the Portfolio are allocated pro rata among the Fund and other investors in the Portfolio at the time of such determination. Expenses incurred by the Trust with respect to one or more funds in the Trust are allocated in proportion to the net assets of each fund in the Trust, except where allocations of direct expenses to each fund can otherwise be made fairly. Expenses directly attributable to a fund are charged to that fund.

(d) Dividends and Distributions
Dividends resulting from net investment income normally will be declared daily, payable on the third to the last business day of the month.

Distributions classified as capital gains for federal income tax purposes, if any, will be made on an annual basis and when required for federal excise tax purposes. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. Permanent book and tax differences, if any, relating to shareholder distributions will result in reclassifications to paid-in capital.

(e) Federal Taxes

The Fund intends to comply with the requirements under Subchapter M of the Internal Revenue Code of 1986, as amended, and to distribute substantially all of its taxable income and gains, if any, to its shareholders and to meet certain diversification and income requirements with respect to investment companies. Therefore, no federal income or excise tax provision is included in the accompanying financial statements.

(f) Capital Stock

The Trust's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest, without par value. The Fund records sales and repurchases of its capital stock on the trade date. Dividends and distributions to shareholders are recorded as of the ex-dividend date.

(2) Agreements and Transactions with Affiliates

The Trust entered into an Administrative and Shareholder Servicing Agreement under which The Managers Funds LLC, a subsidiary of Affiliated Managers Group, Inc., serves as the Fund's administrator (the "Administrator") and is responsible for all aspects of managing the Fund's operations, including administration and shareholder services to the Fund, its shareholders, and certain institutions, such as bank trust departments, dealers and registered investment advisers, that advise or act as an intermediary with the Fund's shareholders.

Effective March 3, 2000, the Board of Trustees approved an amendment to the agreement whereby the fee required to be paid to the administrator by the Trust is 0.15% of the Fund's average daily net assets per annum. Prior to March 3, 2000, the Trust was required to pay the Administrator 0.25% of the Fund's average daily net assets per annum. The Administrator voluntarily waived 0.10% of its fee for the period beginning December 1, 1999 and ending March 2, 2000, amounting to $13,308. Currently the Administrator is not waiving any portion of its 0.15% fee.

The aggregate annual fee paid to each outside Trustee for serving as a Trustee of the Trust is $16,000. In addition, the in-person and telephonic meeting fees the Trustees receive are $1,000 and $500 per meeting, respectively. The Trustee fee expense shown in the financial statements represents the Fund's allocated portion of the total fees paid by the Trust.

The Prime Money Market Portfolio
Schedule of Portfolio Investments
May 31, 2000 (unaudited)

Principal Amount (in thousands)	Security Description	Maturity Dates	Yield to Maturity/Rate	Value
CERTIFICATES OF DEPOSIT-DOMESTIC (1.9%)				
$ 216,000	Bank America Corp.	06/20/00-08/17/00	6.180-6.750 % $	216,000,000
133,000	SunTrust Bank Atlanta	06/22/00-04/18/01	6.520-6.770	133,011,891
	Total Certificates of Deposit-Domestic			349,011,891
CERTIFICATE OF DEPOSIT - FOREIGN (14.0%)				
300,000	Abbey National PLC, (MTN, Series 1A)	01/08/01	6.450	299,913,639
452,000	Bayerische Landesbank	08/04/00-10/02/00	5.875-5.930	451,815,672
170,000	Credit Communal De Belgique	02/22/01-05/03/01	6.760-7.055	169,943,817
350,000	Deutsche Bank	12/01/00-02/22/01	6.190-6.755	349,881,810
205,000	Landesbank Hessen-Thueringen	05/08/01	7.143	204,986,428
381,000	Rabobank Nederland	02/15/01-05/02/01	6.660-7.050	380,888,169
526,500	Union Bank of Switzerland	07/03/00-04/30/01	5.760-6.880	526,408,902
149,000	Westdeutsche Landesbank Girozentra	06/06/00-06/21/00	6.030-6.190	149,000,000
	Total Certificates of Deposit-Foreign			2,532,838,437
COMMERCIAL PAPER - DOMESTIC (25.1%) (y)				
600,714	Alpine Securitization Corp.	06/01/00-06/20/00	6.104-6.533	599,524,574
93,000	Asset Securitization Corp.	06/05/00-06/07/00	5.687-6.510	92,930,875
147,100	Bavaria Trust Corp.	06/02/00-06/27/00	5.510-6.161	146,912,417
197,500	BBL North America Funding Corp.	06/07/00-08/23/00	6.522-6.624	195,905,286
207,500	Citibank Capital Markets Corp.	06/01/00-08/22/00	6.184-6.621	205,630,960
85,000	CXC, Inc.	08/17/00	6.541	83,789,175
136,763	Enterprise Funding Corp.	06/07/00-06/30/00	5.535-6.578	139,139,784
100,000	Eureka Securitization Corp.	06/08/00-06/27/00	6.226-6.523	99,704,694
155,000	General Electric Capital Corp.	06/09/00-06/20/00	6.524-6.549	154,710,403
150,000	General Motors Acceptance Corp.	06/02/00-06/14/00	6.510-6.530	149,822,979
181,902	HD Real Estate Funding Corp.	11/21/00	6.831	175,957,847
25,000	Merrill Lynch & Co.	06/01/00	6.512	25,000,000
154,409	Monte Rosa Capital Corp.	06/05/00-08/21/00	6.520-6.621	152,788,782
402,000	Morgan Stanley Dean Witter & Co.	06/01/00-06/19/00	6.523-6.546	401,499,296
50,000	Newport Funding Corp.	06/07/00	6.522	49,950,417
119,687	Parthenon Receivable Funding LLC	06/19/00-07/05/00	6.141-6.584	119,181,445
30,000	Private Export Funding Corp.	06/01/00	6.512	30,000,000
258,097	Receivable Capital Corp.	06/08/00-06/26/00	5.866-6.523	257,307,181
50,000	SBC Communications, Inc.	06/16/00-08/21/00	6.001-6.551	123,747,875
160,000	Salomon Smith Barney, Inc.	06/01/00-06/07/00	6.520-6.667	159,915,278
52,000	Southern California Edison Corp.	06/02/00	6.510	51,991,406
471,650	Trident Capital, Inc.	06/16/00-06/23/00	6.001-6.147	470,118,029
430,744	Windmill Funding Corp.	06/05/00-07/05/00	6.184-6.520	429,299,021
230,000	Wisconsin Energy Corp.	06/01/00-06/29/00	6.102-6.180	229,219,223
	Total Commercial Paper-Domestic			4,544,046,947
COMMERCIAL PAPER - FOREIGN (4.4%) (y)				
100,000	Bank of Nova Scotia	06/30/00	6.504	99,470,428
46,500	CDC Commercial Paper Corp.	06/12/00	5.895	46,407,646

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments (continued)

Principal Amount (in thousands)	Security Description	Maturity Dates	Yield to Maturity/Rate	Value
	COMMERCIAL PAPER-FOREIGN (continued)			
$ 66,500	CS First Boston, Inc.	06/16/00-08/21/00	6.521-6.551 %	$ 66,211,869
335,101	France Telecommunication	06/08/00-06/20/00	6.085-6.524	334,231,358
25,000	Halifax Building Society	06/06/00	6.521	24,979,410
95,000	Lloyds Bank PLC	06/02/00	6.510	94,984,325
161,000	Province of Quebec	06/01/00-06/16/00	6.512-6.537	70,849,279
52,000	Royal Bank of Scotland Group	06/08/00	5.687	51,934,076
	Total Commercial Paper-Foreign			789,068,391
	CORPORATE BOND - DOMESTIC (0.5%)			
85,000	General Electric Capital Corp. (MTN, Series A)	05/23/01	7.380	85,000,000
	CORPORATE BOND - FOREIGN (0.5%)			
79,389	Inter-American Development Bank	02/22/01	5.125	78,572,055
20,625	Ontario Province	06/28/00	6.125	20,623,714
	Total Corportate Bond-Foreign			99,195,769
	FLOATING RATE NOTES (43.0%) (v)			
100,000	American Express Centurion Bank, (due 03/06/01)	06/01/00 (a)	6.670	100,000,000
150,000	American Express Centurion Bank, (due 02/09/01)	06/09/00 (a)	6.400	149,989,839
25,000	American Express Centurion Bank, (due 04/12/01)	06/12/00 (a)	6.455	24,997,837
25,000	American Express Centurion Bank, (due 02/14/01)	06/14/00 (a)	6.483	24,996,475
202,500	American Express Centurion Bank	06/12/00-07/12/00	6.720-6.750	202,500,241
25,000	AT&T Corp., (due 03/08/01)	06/08/00 (a)	6.366	24,996,274
25,000	AT&T Capital Corp., (MTN, Series F)	06/14/00	7.594	25,012,540
21,500	AT&T Capital Corp., (MTN, Series G, due 12/01/00)	07/07/00 (a)	6.971	21,574,065
56,300	AT&T Capital Corp., (MTN, Series G, due 04/09/01)	07/10/00 (a)	6.441	56,391,856
25,000	BankBoston Corp., (MTN, due 03/09/01)	06/09/00 (a)	6.197	25,009,029
470,000	Bank of America NA, (due 04/03/01)	06/01/00 (a)	6.670	470,000,000
500,000	Bank of Austria, (Series CD, due 02/16/01)	06/16/00 (a)	6.450	499,826,952
384,500	Bank of Scotland Treasury, (MTN, due 03/05/01) (144A)	06/05/00 (a)	6.079	384,484,994
139,500	Bayerische Landesbank New York, (Series CD, due 12/15/00)	06/15/00 (a)	6.447	139,441,315
270,000	Bayerische Landesbank New York, (Series CD, due 02/22/01)	08/22/00 (a)	6.625	269,894,213
175,000	CIT Group, Inc., MTN	08/14/00	6.750	174,965,864
142,000	CIT Group, Inc., (MTN, due 01/19/01)	07/19/00 (a)	6.660	141,942,555
200,000	CIT Group, Inc., (MTN, due 02/14/01)	08/14/00 (a)	6.600	199,876,228
16,590	Caterpillar Financial Services Corp., (MTN, Series F, due 10/12/00)	06/12/00 (a)	6.170	16,595,310

The accompanying notes are an integral part of these financial statements.

The Prime Money Market Portfolio
Schedule of Portfolio Investments (continued)

Principal Amount (in thousands)	Security Description	Maturity Dates	Yield to Maturity/Rate	Value
FLOATING RATE NOTES (continued)				
$ 10,000	Caterpillar Financial Services Corp., (MTN, Series F, due 09/15/00)	06/15/00 (a)	6.150 %	$ 10,001,228
325,000	Chasers-00-1, (due 01/04/01) (144A)	07/05/00 (a)	6.700	325,000,000
228,000	Citicorp, (MTN, Series F, due 08/02/00)	06/02/00 (a)	6.227	228,000,000
8,000	Citicorp, (MTN, Series C, due 02/08/01)	02/08/01 (a)	6.923	8,016,616
140,000	Citigroup, Inc., (MTN, Series A, due 04/04/01)	06/05/00 (a)	6.315	140,000,000
150,000	Citigroup, Inc., (MTN, Series A, due 06/06/01)	06/10/00 (a)	6.431	150,000,000
5,000	Comerica Bank	06/12/00	6.660	4,999,859
53,000	Comerica Bank, (due 02/14/01)	06/14/00 (a)	6.437	52,979,067
500,000	Commerzbank, (Series CD, due 04/26/01)	06/26/00 (a)	6.560	499,911,746
10,000	Commerzbank, (Series CD, due 03/01/01)	06/28/00 (a)	6.531	9,996,352
400,000	CS First Boston, Inc. LINCS, (Series 1998-4, Class 1, due 08/18/00) (144A)	06/19/00 (a)	6.584	400,000,000
550,000	CS First Boston, Inc. SPARCS, (Series 2000, Class 1, due 07/24/00)	07/24/00 (a)	6.360	550,000,000
364,000	Deutsche Bank, (Series CD, due 02/16/01)	06/16/00 (a)	6.445	363,870,378
20,000	Deutsche Bank	12/13/00 (a)	6.452	19,996,286
10,000	First Union National Bank, (due 02/13/01)	08/14/00 (a)	6.780	10,006,267
36,500	First Union National Bank, (due 11/13/00)	08/16/00 (a)	6.960	36,537,623
81,000	Fleet Financial Group, (MTN, Series P, due 03/13/01)	06/13/00 (a)	6.037	80,922,676
40,000	Fleet Financial Group, (MTN, Series N, due 10/13/00)	07/13/00 (a)	6.343	40,011,220
163,000	Fleet Financial Group, (MTN, Series N)	07/28/00	6.445	163,025,057
350,000	General Electric Capital Corp., (due 01/02/01)	07/07/00 (a)	6.221	350,000,000
6,000	Household Finance Corp., (MTN, due 09/27/00)	06/27/00 (a)	6.378	6,004,041
5,000	Household Finance Corp., (due 04/03/01)	07/03/00 (a)	6.440	5,005,745
15,000	Household Finance Corp., (due 04/09/01)	07/10/00 (a)	6.617	15,022,114
75,000	Key Bank NA, (due 09/07/00)	06/07/00 (a)	6.150	75,009,016
24,500	Key Bank NA, (due 11/02/00)	08/02/00 (a)	6.641	24,528,874
220,000	Lehman RACERS 1998-MM-7-1, (due 8/11/00) (144A)	06/19/00 (a)	6.620	220,000,000
292,000	Lehman RACERS 1999-25-MM-MBS, (due 09/06/00) (144A)	06/06/00 (a)	6.506	292,000,000
165,000	Lehman RACERS 1999-35-MM, (Class A-1, due 12/15/00) (144A)	06/15/00 (a)	6.622	165,000,000
34,775	NationsBank NA, (due 02/26/01)	08/29/00 (a)	6.870	34,799,973
52,000	Toyota Motor Credit Corp., (MTN, due 01/09/01)	07/10/00 (a)	6.181	51,971,967
75,000	US Bank NA Minnesota, (due 04/04/01)	07/05/00 (a)	6.625	74,972,711
100,000	US Bank NA North Dakota, (due 04/04/01)	07/05/00 (a)	6.645	99,971,663
342,000	Westdeutsche Landesbank New York, (Series CD, due 03/23/01)	06/23/00 (a)	6.530	341,865,213
	Total Floating Rate Notes			7,801,921,279

The accompanying notes are an integral part of these financial statements.

Schedule of Portfolio Investments (concluded)

Principal Amount (in thousands)	Security Description	Maturity Dates	Yield to Maturity/Rate	Value
REPURCHASE AGREEMENT (1.3%)				
$ 232,533	Lehman Brothers Repurchase Agreement, proceeds $232,574,791 (collateralized by $239,647,908 Federal Home Loan Mortgage Corp., 6.500%-12.220% due 06/15/06 - 02/15/29, valued at $87,827,762; $329,486,717 Federal National Mortgage Association, 6.500%-8.000% due 12/25/04 - 04/25/29 valued at $85,113,896; $135,336,660 Government National Mortgage Association, 7.500%-8.000% due 02/16/26 - 08/16/29 valued at $64,244,462)	06/01/00	6.470%	$ 232,533,000
TAXABLE MUNICIPALS (0.3%) (v)				
41,145	Sacramento County, (Series A, due 08/15/14), MBIA Insured	08/15/00 (a)	6.770	41,142,342
6,200	Wake Forest University, (Series 1997, due 07/01/17), LOC-Wachovia Bank	06/07/00 (a)	6.640	6,200,000
	Total Taxable Municipals			47,342,342
TIME DEPOSIT - DOMESTIC (3.2%)				
575,000	SunTrust Bank Cayman	06/01/00	6.813-6.875	575,000,000
TIME DEPOSIT - FOREIGN (5.2%)				
100,000	Bank of America Grand Cayman	06/01/00	6.813	100,000,000
273,379	Banque Nationale De Paris Georgeto	06/01/00	6.813	273,379,000
319,000	Chase Nassau	06/01/00	6.813	319,000,000
250,000	Credit Suisse Grand Cayman	06/01/00	6.781	250,000,000
	Total Time Deposits-Foreign			942,379,000
	TOTAL INVESTMENTS AT AMORTIZED COST AND VALUE (99.4%)			17,998,337,056
	OTHER ASSETS IN EXCESS OF LIABILITIES (0.6%)			107,236,609
	NET ASSETS (100.0%)			$18,105,573,665

(a) The date listed under the heading maturity date represents an optional tender date or the next interest rate reset date. The final maturity date is indicated in the security description.

(v) Rate shown reflects current rate on variable or floating rate instrument or instrument with step coupon rate.

(y) Yield to Maturity

144A- Securities restricted for resale to Qualified Institutional Buyers.

LOC - Letter of Credit.

MBIA - Municipal Bond Investors Assurance Corp.

MTN - Medium Term Note.

RACERS - Restructured Asset Certificates.

SPARCS - Structured Product Asset Return.

STEERS - Structured Enhanced Return Trust.

The accompanying notes are an integral part of these financial statements.

The Prime Money Market Portfolio
Statement of Assets and Liabilities
May 31, 2000 (unaudited)

Assets
Investments at amortized cost and value	$ 17,998,337,056
Interest receivable	114,573,578
Prepaid trustees' fees	36,579
Prepaid expenses and other assets	34,376
Total assets	18,112,981,589

Liabilities
Payable to custodian	5,273,919
Advisory fee payable	1,594,099
Administrative services fee payable	355,145
Fund services fee payable	14,558
Accrued expenses	170,203
Total liabilities	7,407,924

Net Assets
Applicable to Investors' Beneficial Interests	$ 18,105,573,665

Statement of Operations
For the six months ended May 31, 2000 (unaudited)

Investment Income
Interest income	$ 519,977,465

Expenses
Advisory fee	$9,078,499	
Administrative services fee	2,010,483	
Custodian fees and expenses	764,557	
Fund services fee	139,027	
Trustees' fees and expenses	67,111	
Administration fee	64,660	
Miscellaneous	73,636	
Total Expenses		12,197,973
Net Investment Income		507,779,492
Net Realized Loss on Investments		(49,875)
Net Increase in Net Assets Resulting from Operations		$ 507,729,617

The accompanying notes are an integral part of these financial statements.

The Prime Money Market Portfolio
Statement of Changes in Net Assets

	For the six months ended May 31, 2000 (unaudited)	For the fiscal year ended November 30, 1999
Increase in Net Assets		
From Operations		
Net investment income	$ 507,779,492	$ 620,496,096
Net realized loss on investments	(49,875)	(502,599)
Net increase in net assets resulting from operations	507,729,617	619,993,497
Transactions in Investors' Beneficial Interests		
Contributions	55,908,757,325	108,543,399,809
Withdrawals	(53,736,623,250)	(101,517,907,239)
Net increase from investors' transactions	2,172,134,075	7,025,492,570
Total increase in net assets	2,679,863,692	7,645,486,067
Net Assets		
Beginning of Period	15,425,709,973	7,780,223,906
End of Period	$ 18,105,573,665	$ 15,425,709,973

Supplemental Data

	For the six months ended May 31, 2000 (unaudited)	For the fiscal year ended November 30,				
		1999	1998	1997	1996	1995
Ratios to Average Net Assets						
Expenses	0.14% (a)	0.15%	0.17%	0.18%	0.19%	0.19%
Net Investment Income	5.90% (a)	5.07%	5.48%	5.43%	5.29%	5.77%
Expenses without reimbursement	–	–	–	–	0.19%	–

(a) Annualized

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Prime Money Market Portfolio (the "portfolio") is registered under the Investment Company Act of 1940, as amended, as a no-load diversified, open-end management investment company which was organized as a trust under the laws of the State of New York on November 4, 1992. The portfolio's investment objective is to maximize current income consistent with the preservation of capital and same-day liquidity. The portfolio commenced operations on July 12, 1993. The Declaration of Trust permits the trustees to issue an unlimited number of beneficial interests in the portfolio.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual amounts could differ from those estimates. The following is a summary of the significant accounting policies of the portfolio:

a) Investments are valued at amortized cost which approximates market value. The amortized cost method of valuation values a security at its cost at the time of purchase and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instruments.

The portfolio's custodian or designated subcustodians, as the case may be under the tri-party repurchase agreements, takes possession of the collateral pledged for investments in repurchase agreements on behalf of the portfolio. It is the policy of the portfolio to value the underlying collateral daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price plus accrued interest. In the event of default of the obligation to repurchase, the portfolio has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral or proceeds may be subject to legal proceedings.

b) Securities transactions are recorded on a trade date basis. Interest income, which includes the amortization of premiums and discounts, if any, is recorded on an accrual basis. For financial and tax reporting purposes, realized gains and losses are determined on the basis of specific lot identification.

c) The portfolio intends to be treated as a partnership for federal income tax purposes. As such, each investor in the portfolio will be taxed on its share of the portfolio's ordinary income and capital gains. It is intended that the portfolio's assets will be managed in such a way that an investor in the portfolio will be able to satisfy the requirements of Subchapter M of the

Internal Revenue Code. The cost of securities is substantially the same for book and tax purposes.

2. Transactions with Affiliates

a) The portfolio has an Investment Advisory Agreement with J.P. Morgan Investment Management, Inc. ("JPMIM"), an affiliate of Morgan Guaranty Trust Company of New York ("Morgan") and a wholly owned subsidiary of J.P. Morgan & Co. Incorporated ("J.P. Morgan"). Under the terms of the agreement, the portfolio pays JPMIM at an annual rate of 0.20% of the portfolio's average daily net assets up to $1 billion and 0.10% on any excess over $1 billion. For the six months ended May 31, 2000, such fees amounted to $9,078,499.

The portfolio has retained Funds Distributor, Inc. ("FDI"), a registered broker-dealer, to serve as the co-administrator and exclusive placement agent. Under a Co-Administration Agreement between FDI and the portfolio, FDI provides administrative services necessary for the operations of the portfolio, furnishes office space and facilities required for conducting the business of the portfolio and pays the compensation of the officers affiliated with FDI. The portfolio has agreed to pay FDI fees equal to its allocable share of an annual complex-wide charge of $425,000 plus FDI's out-of-pocket expenses. The amount allocable to the portfolio is based on the ratio of the portfolio's net assets to the aggregate net assets of the portfolio and certain other investment companies subject to similar agreements with FDI. For the six months ended May 31, 2000, the fee for these services amounted to $64,660.

c) The portfolio has an Administrative Services Agreement (the "Services Agreement") with Morgan under which Morgan is responsible for certain aspects of the administration and operation of the portfolio. Under the Services Agreement, the portfolio has agreed to pay Morgan a fee equal to its allocable share of an annual complex-wide charge. This charge is calculated based on the aggregate average daily net assets of the portfolio and other portfolios for which JPMIM acts as investment advisor (the "master portfolios") and J.P. Morgan Series Trust in accordance with the following annual schedule: 0.09% on the first $7 billion of their aggregate average daily net assets and 0.04% of their aggregate average daily net assets in excess of $7 billion less the complex-wide fees payable to FDI. The portion of this charge payable by the portfolio is determined by the proportionate share that its net assets bear to the net assets of the master portfolios, other investors in the master portfolios for which Morgan provides similar services, and J.P. Morgan Series Trust. For the six months ended May 31, 2000, the fee for these services amounted to $2,010,483.

d) The portfolio has a Fund Services Agreement with Pierpont Group, Inc. ("Group") to assist the trustees in exercising their overall supervisory responsibilities for the portfolio's affairs. The trustees of the portfolio represent all the existing shareholders of Group. The portfolio's allocated portion of Group's costs in performing its services amounted to $139,027 for the six months ended May 31, 2000.

e) An aggregate annual fee of $75,000 is paid to each trustee for serving as a trustee of the trust, the J.P. Morgan Funds, the J.P. Morgan Institutional Funds, the master portfolios and J.P. Morgan Series Trust. The Trustees' Fees and Expenses shown in the financial statements represents the portfolio's allocated portion of the total fees and expenses. The portfolio's Chairman and Chief Executive Officer also serves as Chairman of Group and receives compensation and employee benefits from Group in his role as Group's Chairman. The allocated portion of such compensation and benefits included in the Fund Services Fee shown in the financial statements was $26,400.

THE MANAGERS FUNDS

We pick the talent. You reap the results.

Investment Manager, Administrator and Distributor
The Managers Funds LLC
40 Richards Avenue
Norwalk, Connecticut 06854-2325
(203) 857-5321 or (800) 835-3879

Custodian
State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, Massachusetts 02171

Legal Counsel
Goodwin, Procter & Hoar LLP
Exchange Place
Boston, Massachusetts 02109-2881

Transfer Agent
Boston Financial Data Services, Inc.
attn: The Managers Funds
P.O. Box 8517
Boston, Massachusetts 02266-8517
(800) 252-0682

For ManagersChoice Only
PFPC Brokerage Services, Inc.
P.O. Box 61487
King of Prussia, PA 19406-0897
(800) 358-7668

This report is prepared for the information of shareholders. It is authorized for distribution to prospective investors only when preceded or accompanied by an effective Prospectus.

The Managers Funds

Equity Funds:

INCOME EQUITY FUND
- Armstrong Shaw Associates Inc.
- Chartwell Investment Partners, L.P.

CAPITAL APPRECIATION FUND
- Essex Investment Management Company, LLC
- Roxbury Capital Management, LLC

SMALL COMPANY
- Kalmar Investment Advisers, Inc.
- HLM Management Co., Inc.

SPECIAL EQUITY FUND
- Goldman Sachs Asset Management
- Pilgrim Baxter & Associates, Ltd.
- Westport Asset Management, Inc.
- Kern Capital Management LLC

INTERNATIONAL EQUITY FUND
- Scudder Kemper Investments, Inc.
- Lazard Asset Management
- Mastholm Asset Management, L.L.C.

EMERGING MARKETS EQUITY FUND
- Rexiter Capital Management Limited

Income Funds:

MONEY MARKET FUND
- J.P. Morgan Investment Management Inc.

SHORT AND INTERMEDIATE BOND FUND
- Standish, Ayer & Wood, Inc.

BOND FUND
- Loomis, Sayles & Company, L.P.

GLOBAL BOND FUND
- Rogge Global Partners, plc.

www.managersfunds.com